

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Zheng Nan
Chief Executive Officer
Webus International Ltd.
25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121

> **Re: Webus International Ltd.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed May 28, 2024**
> **File No. 333-269684**

Dear Zheng Nan:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 17, 2024 letter.

Amendment No. 5 to Registration Statement on Form F-1

Unaudited Condensed Consolidated Financial Statements
1. Organization and principal activities
(b) Capital resource liquidity, page F-37

1. We note your response to comment 2 and your revised disclosure. Please tell us how you determined it is probable that these plans will be effectively implemented. In your response, please provide a detailed explanation that addresses the following:

   - The availability and terms of new debt financing or availability and terms of existing debt refinancing, any existing or committed credit arrangements to restructure or subordinate debt or to guarantee loans to you, and the possible effects on management's borrowing plans of existing restrictions on additional borrowing or the sufficiency of available collateral,

- Any formal and/or executed agreement with the major shareholder,
- The feasibility of your plans to improve operating efficiency and reduce discretionary spending and the possible direct and indirect effects of reduced or delayed expenditures.

In the mitigation plans identified in the revised disclosure, we note (i) and (ii) result in transactions with a third party who would also need to accept and agree to the terms of the underlying plan. To the extent you do not have executed agreements or contracts with third parties related to these mitigation plans and given management cannot control the actions of a third party, please tell us how you considered these factors in determining that it is probable management's plans would be effectively implemented. Please refer to ASC 205-40-50-10.

If it is not probable these plans can be executed to alleviate the condition that give rise to substantial doubt, please provide the disclosures required by ASC 205-40-50-13.

 Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner at 202-551-6548 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Fang Liu. Esq.